Tenet Unveils New Brand Identity

Toronto, Ontario - (PRNewswire ‐ January 27, 2022) ‐ Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, unveiled its new brand identity today. Tenet has completed an extensive rebranding effort in response to accelerated company growth and a renewal to its corporate vision.

At the heart of this rebranding is the change of the company name, Tenet, which was previously announced and became effective on November 1st, 2021. Along with this change, a newly redesigned corporate logo has been revealed today with a new website planned to launch in the first quarter.

"Tenet's new visual identity is more modern and inviting and we believe better reflects our corporate vision, mission, and its evolution. Given our focus on global expansion and business development, it was the appropriate time to rebrand our company to bring a fresh look as we enter new markets," said Johnson Joseph, Chief Executive Officer of Tenet Fintech.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI‐based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416‐868‐1079 ext.: 251
cathy@chfir.com

MZ Group ‐ MZ North America
Mark Schwalenberg, CFA
312‐261‐6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514‐340‐7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward‐Looking Statements / Information:

This news release may include certain forward‐looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward‐looking statements. Forward‐looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward‐looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward‐looking information.